SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13D-1(B),(C) AND (D) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13D-2

(Amendment No. 1)*

Fleetwood Enterprises, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
339099103
(CUSIP Number)
December 16, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	339099103	Page	2	of	5

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tennenbaum Capital Partners, LLC (IRS ID # 95-4759860) (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		27,076,712 shares (1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		27,076,712 shares (1)

WITH:	8	SHARED DISPOSITIVE POWER

0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,076,712 shares (1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13.7% (2)

12	TYPE OF REPORTING PERSON

IA
(1) Tennenbaum Capital Partners, LLC serves as investment advisor to a fund which is the registered holder of the number of shares of Common Stock of Fleetwood Enterprises, Inc. reported above.
(2) Based on (a) approximately 76,319,526 shares of Common Stock of Fleetwood Enterprises, Inc. outstanding as of November 28, 2008, as reported by Fleetwood Enterprises, Inc. in its Quarterly Report on Form 10-Q for the quarterly period ended October 26, 2008 filed with the Securities and Exchange Commission on December 4, 2008 and (b) approximately 121,840,488 shares of Common Stock issued by Fleetwood Enterprises, Inc. in exchange for $19,860,000 principal amount of its 5% Convertible Senior Subordinated Debentures due 2023 according to Amendment No. 3 to Schedule TO of Fleetwood Enterprises, Inc. filed with the Securities and Exchange Commission on December 16, 2008.

Item 1(a).	Name of Issuer: Fleetwood Enterprises, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3125 Myers Street Riverside, California 92503

Item 2(a).	Name of Person Filing:

Tennenbaum Capital Partners, LLC, a Delaware limited liability company (“TCP”).

Item 2(b).	Address of Principal Business Office:

2951 28th Street, Suite 1000 Santa Monica, California 90405

Item 2(c).	Citizenship:

TCP is a Delaware limited liability company.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share, of Fleetwood Enterprises, Inc. (“Common Stock”).

Item 2(e).	CUSIP Number: 339099103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☑	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership:
(a)	Amount beneficially owned: 27,076,712 shares of Common Stock

(b)	Percent of class: 13.7%

(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: 27,076,712

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 27,076,712

(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class:
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
     Tennenbaum Opportunities Partners V, LP, a fund managed by TCP, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 27,076,712 shares of Common Stock.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2010	TENNENBAUM CAPITAL PARTNERS, LLC, a Delaware limited liability company
	By:	/s/ Elizabeth Greenwood
Elizabeth Greenwood
General Counsel & Chief Compliance Officer